UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

ANI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00182C103

(CUSIP Number)

Robert A. Graham

MVP Capital Partners

259 N. Radnor-Chester Road

Suite 130, Radnor, PA  19087

Tel:  (610) 254-2999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00182C103	13D

1.	Name of Reporting Persons Meridian Venture Partners II GP, L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,644,381 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,644,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,381 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 20,426,683 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of November 1, 2023, as reported on the Company’s Form 10-Q for the period ended September 30, 2023.

CUSIP No. 00182C103	13D

1.	Name of Reporting Persons Meridian Venture Partners II, L.P. (“MVP II”),

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 1,644,381 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 1,644,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,381 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 20,426,683 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of November 1, 2023, as reported on the Company’s Form 10-Q for the period ended September 30, 2023.

CUSIP No. 00182C103	13D

1.	Name of Reporting Persons Meridian Venture Partners II, Co. (“MVP Corp.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,644,381 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,644,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,381 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 20,426,683 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of November 1, 2023, as reported on the Company’s Form 10-Q for the period ended September 30, 2023.

CUSIP No. 00182C103	13D

1.	Name of Reporting Persons Robert E. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,044 Shares

	8.	Shared Voting Power 1,644,381 shares of Common Stock

	9.	Sole Dispositive Power 33,044 Shares

	10.	Shared Dispositive Power 1,644,381 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,425 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 20,426,683 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of November 1, 2023, as reported on the Company’s Form 10-Q for the period ended September 30, 2023.

Item 1.	Security and Issuer.

This Amendment No. 7 on Schedule 13D (this “Schedule 13D”) relates to ANI Pharmaceuticals, Inc.'s (the “Company”) common stock, $0.0001 par value (the “Common Stock”) and amends and further supplements the Schedule 13D originally filed on July 1, 2013 (as amended from time to time, the “Statement”) by Meridian Venture Partners II GP, L.P., a limited partnership organized under the laws of the State of Delaware (“GP”), Meridian Venture Partners II, L.P., a limited partnership organized under the laws of State of Delaware (“MVP II”), Meridian Venture Partners II, Co., a Delaware corporation (“MVP Corp.”) and Mr. Robert E. Brown, Jr. (collectively with GP, MVP II, and MVP Corp., the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D to report the sale by the Reporting Persons of an aggregate of 174,878 shares of Common Stock from November 27, 2023 through December 14, 2023 as disclosed in Item 5 below. Except as expressly set forth herein, there have been no changes to the Statement. The Company’s principal executive offices are located at 210 Main Street West, Baudette, Minnesota 56623.

Item 4.	Purpose of Transaction.

The shares of Common Stock owned by the Reporting Persons were acquired solely for investment purposes.

From November 27, 2023 through December 14, 2023 as disclosed in Item 5 below, the Reporting Persons sold an aggregate of 174,878 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) During the past sixty days the Reporting Persons sold an aggregate of 174,878 shares of Common Stock at prices set forth below. The Reporting Persons will provide to the Securities Exchange Commission complete information regarding each of these transactions upon request.

DATE	Number of Shares Sold	Price Per Share Sold
November 27, 2023	72,878	$51.47
November 28, 2023	500	$51.09
December 1, 2023	700	$51.03
December 4, 2023	800	$51.27
December 13, 2023	75,000	$51.91
December 14, 2023	25,000	$52.72

(d)	Not applicable

(e)	Not applicable

SIGNATURES

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 18, 2023	Meridian Venture Partners II GP, L.P.

	BY:	Meridian Venture Partners II, Co.

	ITS:	GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

December 18, 2023	Meridian Venture Partners II, L.P.

	BY:	Meridian Venture Partners II GP, L.P.

	ITS:	GENERAL PARTNER

BY: Meridian Venture Partners II, Co.

ITS: GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

December 18, 2023	Meridian Venture Partners II, Co.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

December 18, 2023	ROBERT E. BROWN, JR.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr.